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                             September 11, 2023

       Steven Dunn
       President and Chief Executive Officer
       abrdn Palladium ETF Trust
       1900 Market Street, Suite 200
       Philadelphia, PA 19103

                                                        Re: abrdn Palladium ETF
Trust
                                                            Amendment No.1 to
                                                            Registration
Statement on Form S-3
                                                            Filed August 24,
2023
                                                            File No. 333-272037

       Dear Steven Dunn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2023 letter.

       Amendment to Form S-3 filed August 24, 2023

       Historical Chart of the Price of Palladium, page 16

   1. Refer to your response and revised disclosure to comment 4. We reissue the comment in part, as we do not
see the requested revisions to add additional, more timely disclosure about palladium's
prices in 2023 and how they compare to pricing in previous years and to include quantitative
and qualitative disclosures that address 2023 price declines and the reasons for the
declines.
 Steven Dunn
FirstName  LastNameSteven
abrdn Palladium  ETF Trust Dunn
Comapany 11,
September  Nameabrdn
               2023 Palladium ETF Trust
September
Page 2     11, 2023 Page 2
FirstName LastName
      Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-
3859 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:      Stephanie A. Capistron